SEC Mail Processing Section
FEB 29 2012
Washington, DC
121

AB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANCTUARY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MONTGOMERY STREET 11TH FLOOR
(No. and Street)

SAN FRANCISCO, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP
(Name – *if individual, state last, first, middle name*)

555 FIFTH AVENUE SUITE 901 NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012139

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH OGDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANCTUARY SECURITIES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of FEBRUARY 20 12, by KEITH OGDEN proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

CCO

Title

ANTONIO LOCATELLI
Commission # 1884888
Notary Public - California
San Francisco County
My Comm. Expires Jan 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANCTUARY SECURITIES LLC

Financial Statements
As of December 31, 2011
Together with Auditor's Report
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Sole Member of
Sanctuary Securities LLC

We have audited the accompanying statement of financial condition of Sanctuary Securities LLC as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanctuary Securities LLC, as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Sanctuary Securities LLC is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 24, 2012

SANCTUARY SECURITIES LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	71,829
Due from broker		100,000
Other assets		631
TOTAL ASSETS	$	172,460

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,374
TOTAL LIABILITIES		3,374
Contingencies		
Member's Equity:		
Member's equity		169,086
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	172,460

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues:	
Commissions	$ 10,972
Total Revenues	10,972
Expenses:	
Officer compensation	103,979
Salaries and wages	3,418
Legal fees	192,359
Accounting and professional fees	28,645
Rent and occupancy	21,934
Regulatory expenses	5,824
Office expense	775
Other operating costs	1,323
Total Expenses	358,257
Net (Loss)	$ (347,285)

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance at January 1, 2011	$	43,298
Net (Loss)		(347,285)
Member contributions		473,073
Balance at December 31, 2011	$	169,086

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:		
Net (Loss)	$	(347,285)
Adjustments needed to reconcile net loss with net cash used by operating activities:		
Increase in other assets		(281)
Decrease in accounts payable and accrued expenses		(151)
Cash Used by Operating Activities		(347,717)
Cash Flows from Investing Activities:		
Increase in due from broker		(100,000)
Cash Used by Financing Activities		(100,000)
Cash Flows from Financing Activities:		
Member contributions		473,073
Decrease in due to member		(42,510)
Cash Provided by Financing Activities		430,563
Net decrease in cash		(17,154)
Cash - January 1, 2011		88,983
Cash - December 31, 2011	$	71,829

The accompanying notes are an integral part of these financial statements.

SANCTUARY SECURITIES LLC
Notes to Financial Statements
December 31, 2011

(1) Organization and Operation

Sanctuary Securities LLC, formerly known as KP Securities LLC, (the "Company") is a California Limited Liability Company formed on August 9, 2006 and commenced operations on October 17, 2007. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On December 31, 2008, a membership interest purchase agreement ("the Agreement") was entered into between the Company's former sole member ("the Seller"), and the Company's successor sole member ("the Buyer"), to exchange all membership interests in the Company for consideration.

As of November 8, 2011 FINRA approved the Company's membership application to act as a broker retailing corporate equity securities, corporate debt, U.S. government securities, and municipal securities. In conjunction with this approval the Company must now maintain a minimum net capital of $100,000 pursuant to Rule 15c3-1(a)(2)(iii).

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the sole member.

Financial Accounting Standards Board Accounting Standards Codification 740 ("ASC 740") requires the Managing Member to determine whether any tax positions taken by the Company in any open tax year (including the LLC's entity status), are more likely than not to be sustained upon examination by the applicable taxing authority. Any positions that do not meet this threshold must be disclosed in the financial statements. The adoption of ASC 740 did not have material effect on these financial statements. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

(2) Summary of Significant Accounting Policies (continued):

Allocation of Income and Losses

The net income of the Company for the period is allocated to the members in accordance with their capital interest.

(3) Significant Customers

One customer accounted for 100% of the revenues for the year ended December 31, 2011.

(4) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of approximately $168,455, which was $68,455 in excess of its net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.0 to l. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(5) Litigation

In May 2010, a customer of the Company filed an arbitration claim against the Company seeking declaratory and related relief that it did not owe the Company a fee on monies that were invested in an affiliate of the customer. The Company filed a counterclaim in the arbitration seeking a declaration that is was entitled to the fee, an accounting to assure that all appropriate fees had been paid by the customer, and recovery of any unpaid fees. The customer subsequently amended its claim to add a declaratory relief claim asserting that the Company had breached the agreement between the customer and the Company, and seeking a declaration that it was entitled to reimbursement of the fees paid under the agreement. The Company also amended its counterclaim to add a formal breach of contract claim for at least a $4 million fee based on the monies invested.

The matter was settled pursuant to a settlement agreement and mutual general release dated April 30, 2011 where the customer agreed to pay damages to an affiliate of the Company. As part of the settlement, all parties and affiliates of all parties involved were released from any further claims related to this matter.

(6) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 24, 2012, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2011

SANCTUARY SECURITIES LLC
Schedule of Computation of Net Capital
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	169,086
Less:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		169,086
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		631
Net capital before haircuts on securities positions		168,455
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	168,455

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	3,374
Total aggregate indebtedness		3,374

The preceding notes are an integral part of this supplemental information.

SANCTUARY SECURITIES LLC
Schedule of Computation of Net Capital
As of December 31, 2011

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	168,455
Net capital per audited report	$	168,455

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	225
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement (greater of above two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	68,455
Excess net capital at 1000%	$	48,455
Ratio: Aggregate indebtedness to net capital		2.0 to 1

The preceding notes are an integral part of this supplemental information.

SANCTUARY SECURITIES LLC

Independent Auditors' Report of Internal Accounting Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2011

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Sole Member of
Sanctuary Securities LLC

In planning and performing our audit of the financial statements of Sanctuary Securities LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be significant deficiencies or material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 24, 2012, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 24, 2012